SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               (Amendment No.    )

                      Universal Capital Management, Inc.
___________________________________________________________________________
                              (Name of Issuer)

                        Common Stock ($.001 par value)
___________________________________________________________________________
                        (Title of Class of Securities)

                                88338C 20 0
___________________________________________________________________________
                              (CUSIP Number)

                              March 29, 2007
___________________________________________________________________________
       (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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___________________________________________________________________________

                              SCHEDULE 13G
CUSIP No.  88338C 20 0
___________________________________________________________________________
1.   Names of Reporting Persons.
     David M. Bovi

     I.R.S. Identification Nos. of above persons (entities only)
___________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [    ]       (b)  [    ]
___________________________________________________________________________
3.   SEC USE ONLY
___________________________________________________________________________
4.   Citizenship or Place of Organization
     USA
___________________________________________________________________________
                  5.   Sole Voting Power
                       542,900 shares
                  _________________________________________________________
Number of         6.   Shared Voting Power
Shares                 -0-
Beneficially      _________________________________________________________
Owned by          7.   Sole Dispositive Power
Each Reporting         542,900 shares
Person With:        _______________________________________________________
                  8.   Shared Dispositive Power
                       -0-
___________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     542,900 shares
___________________________________________________________________________
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)  [    ]
___________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
     9.98%
___________________________________________________________________________
12.  Type of Reporting Person
     IN
___________________________________________________________________________








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Item 1.
          (a)  Name of Issuer:  Universal Capital Management, Inc.

          (b) Address of Issuer's Principal Executive Offices: 2601 Annand Drive, Suite 16, Wilmington, DE 19808

Item 2.
          (a)  Name of Person Filing: David M. Bovi

          (b)  Address of Principal Business Office or, if none, Residence:
               319 Clematis Street, Suite 700, West Palm Beach, FL 33401

          (c)  Citizenship: USA

          (d)  Title of Class of Securities: Common Stock

          (e)  CUSIP Number: 88338C 20 0

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
          (b) [  ] Bank as defined in section 3(a)(6) of the Act (15
                   U.S.C. 78c).
          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
          (h) [  ] A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
          (a) Amount beneficially owned: 542,900 shares

          (b) Percent of class: 9.98%

          (c) Number of shares as to which the person has:


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          (i)  Sole power to vote or to direct the vote:  542,900 shares

         (ii)  Shared power to vote or to direct the vote:  -0-

        (iii)  Sole power to dispose or to direct the disposition of:
               542,900 shares

         (iv)  Shared power to dispose or to direct the disposition of: -0-


Item 5. Ownership of Five Percent or Less of a Class
        If this statement is being filed to report the fact that as of the Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
        the following  [    ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable


Item 8. Identification and Classification of Members of the Group: Not
        Applicable


Item 9. Notice of Dissolution of Group: Not Applicable


Item 10. Certifications
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   April 06, 2007             David M. Bovi

                                   By: /s/ David M. Bovi
                                   ____________________________
                                   David M. Bovi





















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